UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S. $150,000,000 Federal Funds Floating Rate Notes due April 27, 2021

under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: April 27, 2020

The following information regarding an issue U.S. $150,000,000 Federal Floating Rate Notes due April 27, 2021 (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 8, 2019 (the “Information Statement”), the Prospectus dated June 3, 2008 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the “Program Agreement”), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, (“Citibank”) dated as of June 3, 2008 (the “Global Agency Agreement”), the Final Terms dated April 23, 2020 (the “Final Terms”), and the Terms Agreement dated April 23, 2020 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. U.S. $150,000,000 Federal Funds Floating Rate Notes due April 27, 2021

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)	Interest Rate/Interest Payment Date. USD Federal Funds-H.15+ 0.47 per cent payable on January 27, April 27, July 27 and October 27, commencing July 27, 2020 and ending on and including the Maturity Date. See, Final Terms, Item 16.

(c)	Maturity Date. April 27, 2021

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)	Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of U.S. $150,000,0000. See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread. See Final Terms, “Distribution”.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5. Other Expenses of Distribution. Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A.	Information Statement (October 8, 2019);[1]
B.	Prospectus (June 3, 2008);[2]
C.	Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]
D.	Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation;[3]
E.	Global Agency Agreement (dated as of June 3, 2008);[2]
F.	Final Terms (April 23, 2020); and
G.	Terms Agreement (April 23, 2020).

______________

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 9, 2019.

2 Filed on September 17, 2008.

3 Filed on July 10, 2014

EXHIBIT F

MIFID II product governance / Retail investors, professional investors and ECPs target market

The Corporation does not fall under the scope of application of the MiFID II package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression MiFID II means Directive 2014/65/EU, as amended.

Final Terms dated April 23, 2020

International Finance Corporation

Issue of

U.S. $150,000,000 Federal Funds Floating Rate Notes due April 27, 2021

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series:	2203
	(ii) Tranche number:	1
3.	Specified Currency or Currencies:	United States Dollars (U.S.$)
4.	Aggregate Nominal Amount:
	(i) Series:	U.S.$ 150,000,000
	(ii) Tranche:	U.S.$ 150,000,000
5.	Issue Price:	100.000 per cent. of the Aggregate Nominal Amount
6.	(i) Specified Denominations:	U.S.$ 100,000 and integral multiples thereof
	(ii) Calculation Amount:	U.S.$ 100,000
7.	Issue Date:	April 27, 2020
8.	Maturity Date:	April 27, 2021
9.	Interest Basis:	Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Non-syndicated
PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE
15.	Fixed Rate Note Provisions:	Not Applicable
16.	Floating Rate Note Provisions:	Applicable
(i) Interest Period(s)

The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the First Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.

(ii) Specified Interest Payment Dates:

January 27, April 27, July 27 and October 27, commencing July 27, 2020, and ending on and including the Maturity Date, in each case subject to adjustment in accordance with the Business Day Convention specified below.

	(iii) First Interest Payment Date:	July 27, 2020
	(iv) Interest Period Date:	Each Specified Interest Payment Date
	(v) Business Day Convention:	Modified Following Business Day Convention, adjusted

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(vi) Business Centre(s)	London and New York

(vii) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
(viii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Citibank, N.A., London Branch
(ix) Screen Rate Determination:	Not Applicable
(x) ISDA Determination:	Applicable
- Floating Rate Option:	USD-Federal Funds-H.15, provided that the words “for that day” in the Floating Rate Option definition shall be replaced with the words “for the New York City Banking Day preceding that Reset Date”.
- Designated Maturity:	Not Applicable
- Reset Date:

Each New York City Business Day. The rate for the Floating Rate Option for each Reset Date in the period from, and including, the Rate Cut-Off Date to, but excluding, the next Specified Interest Payment Date of an Interest Period, shall be the rate in effect on the Reset Date coinciding with the Rate Cut-Off Date for such Interest Period.

- Rate Cut-Off Date:	The day that is the second New York City Business Day prior to the Specified Interest Payment Date in respect of the relevant Interest Period.
- New York City Banking Day:	A day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in the city of New York, New York.
- New York City Business Day:	A day on which commercial banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in the city of New York, New York.
- Method of Averaging:	Weighted Average
(xi) Margin(s)	0.47 per cent.
(xii) Minimum Rate of Interest	0.00 per cent. per annum
(xiii) Maximum Rate of Interest	Not Applicable
(xiv) Day Count Fraction	Actual/360 (ISDA)

(xv)   Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:

Not Applicable

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17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable
PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable
	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	U.S.$ 100,000 per Calculation Amount
23.

Early Redemption Amount:
Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

U.S.$ 100,000 per Calculation Amount
GENERAL PROVISIONS APPLICABLE TO THE NOTES
24.	Form of Notes:	Registered Notes: DTC Global Registered Certificate available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	London and New York
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes:	Not Applicable
29.	Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable

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32.	Additional terms:	Applicable

	(i) Governing law:	New York

DISTRIBUTION
33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of Terms Agreement:	April 23, 2020
	(iii) Stabilizing Manager(s) (if any):	Not Applicable
34.	If non-syndicated, name and address of Dealer:	BMO Capital Markets Corp. 3 Times Square, 27th Floor New York, NY 10036
35.	Total commission and concession:	Not Applicable
36.	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/S/Tom Ceusters
Duly authorized

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PART B – OTHER INFORMATION

LISTING

(i) Listing:	None

(ii) Admission to trading:	Not Applicable

RATINGS

Ratings:	Notes under the Program have been rated:
S & P: AAA Moody’s: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	US45950VNV44
Common Code:	216326920
CUSIP:	45950VNV4
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

UNITED STATES TAXATION

                The following supplements the discussion under “Tax Matters” in the Prospectus and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or these Final Terms is of a general nature only, is not

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exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor.

                Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Short-Term Notes

                Because the Notes have a term of not more than one year, the Notes will be subject to special rules applicable to short-term debt instruments. Under such rules, U.S. Holders that are subject to the accrual method of tax accounting as well as U.S. Holders in a special class (including, but not limited to, regulated investment companies, common trust funds, certain types of pass-through entities, and cash basis U.S. Holders who so elect) would accrue the stated interest on the Notes in ordinary income on either a straight-line basis or constant-yield method. In the case of all other U.S. Holders, it is likely that they would include the stated interest on the Notes in ordinary income when received, although it is possible that they would instead reduce their basis in the Notes by the interest payments, thereby deferring any interest inclusion until the sale or maturity of the Notes. In the case of a U.S. Holder that is not required or does not elect to accrue the interest on the Notes in ordinary income, (a) any gain that it recognizes upon a sale of the Notes would be ordinary income to the extent of any accrued interest on the Notes that it has not yet included in income and (b) the U.S. Holder would be required to defer any interest deductions on debt that is attributable to its ownership of the Notes to the extent of the accrued interest on the Notes that it has not yet included in income. Any gain or loss that a U.S. Holder otherwise recognizes upon a sale of the Notes would generally be short-term capital gain or loss.

Medicare Tax

                A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S. $125,000 and U.S. $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its interest income and its net gains from the disposition of the Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investments in the Notes.

Information with Respect to Foreign Financial Assets

                Owners of “specified foreign financial assets” with an aggregate value in excess of U.S. $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

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EXHIBIT G

TERMS AGREEMENT NO. 2203 – TRANCHE 1 UNDER
THE STANDARD PROVISIONS

April 23, 2020

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1	The undersigned agree to purchase from you (the “Corporation”) the Corporation’s U.S.$ 150,000,000 Federal Funds Floating Rate Notes due April 27, 2021 (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 11:00 a.m. New York City time on April 27, 2020 (the “Settlement Date”) at an aggregate purchase price of U.S.$ 150,000,000.00 (which is 100.000% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2	When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to April 17, 2020, 3:00 p.m. New York time and the term “Dealer” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3	The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

4	The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5	The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above. The purchase price specified above will be paid by the undersigned by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

6	The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

7	In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

8	The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

9	For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

10	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

11	This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BMO CAPITAL MARKETS CORP.

By:   /S/ Sean M. Hayes
         Name: Sean M. Hayes
         Title: Managing Director

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL FINANCE CORPORATION

By:   /S/ Tom Ceusters
         Name: Tom Ceusters
        Title: Director

SCHEDULE I

Notice Details of the Dealer:

BMO Capital Markets Corp.

3 Times Square, 27th Floor

New York, NY 10036

Attention: Sean Hayes

Telephone: 212-702-1866

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